ENVIRONMENTAL SCIENCE AND TECHNOLOGIES, INC.

4 WILDER DR., #7

PLAISTOW, NH 03865

September 24, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington D.C, 20549

Re:

Environmental Science and Technologies, Inc.

Amendment No. 1 to Current Report on Form 8-K

Filed August 28, 2013

SEC File No. 0–54758

Dear Mr. Dundas:

Reference is made to the Commission’s comment letter of September 6, 2013 with respect to Amendment No. 1 to the Registrant’s Current Report on Form 8-K (“Form 8-K”) filed with the Commission on August 28, 2013 (“Comment Letter”).

The numbered responses below correspond to the numbered comment in the Comment Letter.

1.

In response to the Commission’s Comment number one, the Company is providing additional detail regarding the status of its operations, with quantification where possible. The Company advises you as follows:

•

The Company currently employs  seven persons, of whom three are employed in sales and marketing, one is employed in distribution, one is employed in administration, and two  are employed in top management, including finance.

•

The Company had engaged professional advisers as follows:

o

Moody, Famiglietti and Andronico (MFA), a regional PCAOB registered accounting firm, as its independent public accountant.

o

The Nossiff Law Firm, LLP as it outside SEC legal counsel (the founder of which is a former senior partner at an international law firm based in Boston).

•

The Company had also engaged a business consultant to advise it about mergers, acquisitions and capital raising transactions.

•

The Company had engaged two international sales representatives, based in the Republic of Lebanon, to advise it in connection with sales and marketing activities in the Republic of Iraq.

•

The Company, through its wholly-owned subsidiary, Remote Aerial Detection Systems, Inc., has entered into distribution agreements with companies that supply fixed and rotary wing aircraft which are part of the Company’s remote aerial detection systems.

•

As part of its international sales and marketing activities, the Company has, along with its distributors, sent representatives to the Republic of Iraq.   Subsequently, the Company was invited to present, along with its distributors, to an Iraqi delegation in Washington DC .

•

The Company has, since June 30, 2013, realized approximately  $130,000 in revenues from its EnviroPack and SpillCon businesses.

•

Finally, the Company does hereby confirm that when referring to “offering” products for sale, such products have been manufactured and are available for sale.

Please let us know if you have any further questions or comments.

Thank you for your consideration.

Environmental Science and Technologies, Inc.

Michael G. Faris

Michael G. Faris, COO